August 4, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NYMAGIC, INC. Form 10-K for the Year Ended December 31, 2008 File No. 001-11238

Dear Mr. Rosenberg:

We are in receipt of your letter dated July 22, 2009 to the Company.

We acknowledge your request to amend our Form 10-K for the year ended December 31, 2008 to include unaudited financial statements of Altrion Capital, L.P. for the year ended December 31, 2008. We anticipate that the amended Form 10-K will be filed prior to August 13, 2009.

Sincerely,

Thomas J. Iacopelli
Chief Financial Officer